MILLING BENSON WOODWARD L.L.P. [LETTERHEAD]




                                October 15, 2004


Mr. Michael Pressman
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 West Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re:      Avoca, Incorporated
                  Schedule 13E-3 filed September 28, 2004
                  File No. 5-32043

                  Preliminary Schedule 14A filed September 27, 2004 File No. 0-9219

Dear Mr. Pressman:

          This letter is submitted in response to your letter of October 5, 2004.

1. Please see revisions to Recommendation of the Board of Directors at page 11 of the proxy statement.

2. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Background at pages 12 and 13 of the proxy statement.

3. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Purpose and Reasons for the Split Transaction at page 15 of the proxy statement, and Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors at page 17 of the proxy statement.

4. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors at page 16 of the proxy statement.

5. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors at pages 18 and 19 of the proxy statement.


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October 15, 2004
Page 2

6. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors at page 19 of the proxy statement.

7. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Factors Considered by the Board of Directors at page 18 of the proxy statement.

8. Please see revisions to Background, Purpose, Structure and Effect of the Split Transaction - Land and Mineral Appraisals at page 30 of the proxy statement.

9. As we discussed, AVOCA is a small business issuer and therefore subject to the provisions of Regulation S-B, rather than Regulation S-K. Accordingly, we have added the disclosures required by Item 303 of Regulation S-B to Annex D of the proxy statement. We have nothing to report pursuant to Item 304. See also revisions to Summary Financial Information at page 34 of the proxy statement.

                                                     Yours very truly,

                                                     /s/Charles A. Snyder

                                                     Charles A. Snyder
CAS/kj325296
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